SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 4 to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           The Leslie Fay Company Inc.
                                (Name of Issuer)

                          Common Stock, $ .01 par value
                         (Title of Class of Securities)

                                    527016109
                                 (CUSIP Number)

                             Abbe L. Dienstag, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                September 9, 1997/1/
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                               Page 1 of 12 pages

- --------
/1/ The Reporting Persons believe that the Common Stock, $.01 par value, of the Issuer has not been registered pursuant to Section 12 of the Securities Exchange Act (the "Act") and, therefore, they are not required pursuant to Rule 13(d)1 of the Act to file this Amendment No. 4 to Schedule 13D.

                                  SCHEDULE 13D
CUSIP No. 527016109                                           Page 2 of 12 Pages
- --------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN & CO., L.P.                                     13-3321472
- --------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   SEE ITEM 5
- --------------------------------------------------------------------------------
3)  SEC USE ONLY

- --------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

             WC
- --------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]

- --------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
- --------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             603,431 (See Item 5)
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        603,431 (See Item 5)
- --------------------------------------------------------------------------------
11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
     603,431 (See Item 5)
- --------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                     [_]
- --------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.7% (See Item 5)
- --------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
            PN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 527016109                                           Page 3 of 12 Pages
- --------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN FOCUS FUND L.P.                                 13-3746015
- --------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   SEE ITEM 5
- --------------------------------------------------------------------------------
3)  SEC USE ONLY

- --------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

             WC
- --------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]

- --------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
- --------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             143,100 (See Item 5)
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        143,100 (See Item 5)
- --------------------------------------------------------------------------------
11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
     143,100 (See Item 5)
- --------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                     [_]
- --------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.2% (See Item 5)
- --------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
            PN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 527016109                                           Page 4 of 12 Pages
- --------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN INTERNATIONAL LIMITED
- --------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   SEE ITEM 5
- --------------------------------------------------------------------------------
3)  SEC USE ONLY

- --------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

             WC
- --------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]

- --------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            BRITISH VIRGIN ISLANDS
- --------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             108,696 (See Item 5)
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        108,696 (See Item 5)
- --------------------------------------------------------------------------------
11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
     108,696 (See Item 5)
- --------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                     [_]
- --------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.2% (See Item 5)
- --------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
            CO
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 527016109                                           Page 5 of 12 Pages
- --------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN PARTNERS, L.P.                                  13-3544838
- --------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   SEE ITEM 5
- --------------------------------------------------------------------------------
3)  SEC USE ONLY

- --------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

             AF
- --------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]

- --------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
- --------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             746,531 (See Item 5)
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        746,531 (See Item 5)
- --------------------------------------------------------------------------------
11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
     746,531 (See Item 5)
- --------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                     [_]
- --------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     22.0% (See Item 5)
- --------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
            PN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 527016109                                           Page 6 of 12 Pages
- --------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN PARTNERS INC.                                   13-3537972
- --------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   SEE ITEM 5
- --------------------------------------------------------------------------------
3)  SEC USE ONLY

- --------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

             AF
- --------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]

- --------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
- --------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             855,227 (See Item 5)
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        855,227 (See Item 5)
- --------------------------------------------------------------------------------
11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
     855,227 (See Item 5)
- --------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                     [_]
- --------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     25.2% (See Item 5)
- --------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
            CO
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 527016109                                           Page 7 of 12 Pages
- --------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            MARK DICKSTEIN
- --------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   SEE ITEM 5
- --------------------------------------------------------------------------------
3)  SEC USE ONLY

- --------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
             PF, AF
- --------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]

- --------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
- --------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        31,879
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             855,227 (See Item 5)
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        31,879
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        855,227 (See Item 5)
- --------------------------------------------------------------------------------
11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
     887,106 (See Item 5)
- --------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                     [_]
- --------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     26.1% (See Item 5)
- --------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
            IN
- --------------------------------------------------------------------------------

                               Amendment No. 4 to

                                  Schedule 13D


         This amends the Schedule 13D dated August 15, 1997 (the "Schedule 13D"), as amended by Amendment No. 1 dated August 21, 1997, Amendment No. 2 dated August 28, 1997 and Amendment No. 3 dated September 5, 1997 filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of The Leslie Fay Company, Inc., a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 4, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

         I. Item 3 of the Schedule 13D "Source and Amount of Funds or Other Consideration." is amended and restated as follows:

         "The shares of Common Stock reported to be owned by Dickstein & Co., Dickstein Focus, Dickstein International and Mark Dickstein were acquired in the open market. The total cost of the reported shares by Dickstein & Co., Dickstein Focus, Dickstein International and Mark Dickstein is $4,379,416.75, $1,179,694.25 and $769,682, respectively. Such costs were funded out of working capital (and in the case of Mark Dickstein, personal funds), which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business."

         II. The following new paragaraph shall be added to the end of Item 4 of the Schedule 13D "Purpose of Transaction.":

         "On September 10, 1997 the Reporting Persons sent a letter to the Issuer requesting that two of its representatives be appointed to the Isssuer's board of directors. A copy of this letter is attached hereto as Exhibit 2."


         III. Items 5(a) and 5(c) of the Schedule 13D "Interest in Securities of the Issuer." are amended and restated as follows:

         "(a) The Reporting Persons beneficially own an aggregate of 887,106 shares of Common Stock, representing approximately 26.1% of the Common Stock
outstanding.   Dickstein  &  Co.  owns  603,431  of  such  shares,  representing approximately 17.7% of the Common Stock outstanding, Dickstein Focus owns 143,100 of such shares, representing approximately 4.2% of the Common Stock outstanding, Dickstein International owns 108,696 of such shares, representing approximately 3.2% of the Common Stock outstanding, and Mark Dickstein owns 31,879 of such shares, representing approximately 1% of the Common Stock outstanding.2 The Common Stock was issued pursuant to the Issuer's Amended Joint Plan of Reorganization (the "POR") dated December 5, 1996. The POR was consummated on June 4, 1997. On May 1, 1997, certain of the Reporting Persons agreed to purchase, in an open market transaction, on an "if and when issued" basis, an aggregate of 540,000 shares of Common Stock. 430,368 of the shares of Common Stock included in this transaction settled on July 23, 1997 after the consummation of the POR and are included in the percentages stated above. The balance of the shares (109,632) are scheduled to settle on or about November 3, 1997 for a price of $5.25 per share. 85,269 of these shares will be acquired by Dickstein & Co., 16,242 of these shares will be acquired by Dickstein International and 8,121 of these shares will be acquired by Mark Dickstein. These shares are not included in the percentages stated above.

- --------
2 Percentages are based upon 3,400,000 shares of Common Stock reported outstanding as of August 2, 1997 in the Company's Quarterly Report on Form 10-Q for the quarter ended July 5, 1997.

         On August 20, 1997, certain of the Reporting Persons agreed to acquire from a third party ("Seller"), on a so-called "if and when issued" basis, an aggregate of up to 133,995 shares (the "Subject Shares") of Common Stock at a price (including commission) of $7.83 per share. The Seller's obligation to sell the Subject Shares to the Reporting Persons is contingent upon the issuance pursuant to the POR of such shares to Seller's counter-party upon the resolution of certain pre-petition claims. 94,995 of these shares will be acquired by Dickstein & Co., 17,000 of these shares will be acquired by Dickstein International and 22,000 of these shares will be acquired by Dickstein Focus. These shares are not included in the percentages stated above.

         On September 4, 1997, certain of the Reporting Persons agreed to acquire from Seller on the same basis described in the preceding paragraph, up to an additional 30,198 shares (the "Additional Subject Shares") of Common Stock at a price (including commission) of $11.08 per share. 21,198 of these shares will be acquired by Dickstein & Co., 3,800 of these shares will be acquired by Dickstein International and 5,200 of these shares will be acquired by Dickstein Focus. These shares are not included in the percentages stated above.

         Mark Kaufman, a Vice President of Dickstein Inc., owns 1,000 shares of Common Stock.

         (c) Except for the transactions described in Item 5(a) above and the transactions set forth on Schedule II annexed hereto, Schedule II to the
Schedule 13D, Schedule II to the Amendment No. 1 to the Schedule 13D, Schedule II to Amendment No. 2 to the Schedule 13D and Schedule II to Amendment No. 3 to the Schedule 13D, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market."

         IV. Item 7 of the Schedule 13D "Materials to be Filed as Exhibits." shall be amended by adding the following to the end of such paragraph:

         "Exhibit 2 Letter to Issuer September 10, 1997 Letter to Issuer."

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 10, 1997

                            DICKSTEIN & CO., L.P.

                            By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein & Co.,
                                 L.P.

                            /s/ Alan Cooper
                            ------------------
                            Name:  Alan Cooper

                            DICKSTEIN FOCUS FUND L.P.

                            By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Partners, L.P., the general partner
                                 of  Dickstein   Focus  Fund
                                 L.P.

                            /s/ Alan Cooper
                            ------------------
                            Name:  Alan Cooper

                            DICKSTEIN INTERNATIONAL LIMITED

                            By: Alan Cooper, as Vice President of Dickstein Partners Inc., the agent of Dickstein International Limited

                            /s/ Alan Cooper
                            ------------------
                            Name:  Alan Cooper

                            DICKSTEIN PARTNERS, L.P.

                            By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general
                                 partner    of     Dickstein
                                 Partners, L.P.

                            /s/ Alan Cooper
                            ------------------
                            Name:  Alan Cooper

                             DICKSTEIN PARTNERS INC.

                             By:  Alan Cooper, as Vice President


                             /s/ Alan Cooper
                            ------------------
                             Name:  Alan Cooper


                             Mark Dickstein


                             /s/ Mark Dickstein
                            ------------------
                             Name:  Mark Dickstein

                                   SCHEDULE II

                             TRANSACTIONS IN COMMON
                                    STOCK OF
                          THE LESLIE FAY COMPANY, INC.

Shares Purchased by Dickstein & Co., L.P.

                         Number of
                          Shares              Price per                                           Total
Date                     Purchased              share                Commission                   Cost
- ----                     ---------              -----                ----------                   ----


9/8/97                     7,000               12.125                  $15.00                    $ 84,890.00
9/9/97                    66,500               12.125                  $15.00                    $806,327.50


Shares Purchased by Dickstein Focus Fund L.P.

                         Number of
                          Shares              Price per                                            Total
Date                     Purchased              share                Commission                    Cost
- ----                     ---------              -----                ----------                    ----

9/8/97                     1,700               12.125                  $15.00                    $ 20,627.50


Shares Purchased by Dickstein International Limited

                         Number of
                          Shares              Price per                                            Total
Date                     Purchased              share                Commission                    Cost
- ----                     ---------              -----                ----------                    ----

9/8/97                     1,300               12.125                  $15.00                    $ 15,777.50
9/9/97                    12,000               12.125                  $15.00                    $145,515.00





                                   EXHIBIT 2

                            DICKSTEIN PARTNERS INC.
- --------------------------------------------------------------------------------
                                                               Tel: 212-754-4000
                                                               Fax: 212-754-5825

September 10, 1997

Mr. John J. Pomerantz
The Leslie Fay Company, Inc.
1412 Broadway
New York, NY 10018

Dear John:

As you are aware, Dickstein Partners, through investment funds it manages, owns or has contracted to buy an aggregate of 1,120,931 shares of The Leslie Fay Company, Inc. common stock.

In light of the foregoing, we believe it appropriate, and hereby request, that two representatives of our firm (Mark Kaufman and myself) be appointed to the Company's board of directors. We believe in the Company's prospects and are confident that as board members Mark and I can make a positive contribution to the Company.

We would be glad to provide you with any information you require to expedite our request.

I look forward to hearing from you.

Sincerely,



/s/Mark Dickstein
- -----------------
Mark Dickstein